# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PHATHOM PHARMACEUTICALS, INC., CIK 0001783183
CUSIP: 71722W107
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 100 CAMPUS DRIVE,, SUITE 102, FLORHAM PARK, New Jersey (NJ), 07932
Date of event which requires filing of this statement: 08/18/2025
Filed by CIK 0001863769
Persons authorized to receive notices and communications: Steve R. Bailey, 601 Union Street, Suite 3200, Seattle, Washington (WA), 98101, (206) 621-7200

## Reporting persons
- Frazier Life Sciences Public Fund, L.P. (CIK 0001863769): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,234,991; sole dispositive power 0; shared dispositive power 4,234,991; aggregate amount beneficially owned 4,234,991 (6% of the class)
  Comment: The Aggregate Amount represents shares held by the Reporting Person and do not include any warrants held by the Reporting Person. See Item 5(a) to this Schedule 13D.
  
  The Percent of Class is calculated based on 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- FHMLSP, L.P. (CIK 0001879466): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,234,991; sole dispositive power 0; shared dispositive power 4,234,991; aggregate amount beneficially owned 4,234,991 (6% of the class)
  Comment: The Aggregate Amount represents shares held by the Reporting Person and do not include any warrants held by the Reporting Person. See Item 5(a) to this Schedule 13D.
  
  The Percent of Class is calculated based on 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- FHMLSP, L.L.C. (CIK 0001879465): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,234,991; sole dispositive power 0; shared dispositive power 4,234,991; aggregate amount beneficially owned 4,234,991 (6% of the class)
  Comment: The Aggregate Amount represents shares held by the Reporting Person and do not include any warrants held by the Reporting Person. See Item 5(a) to this Schedule 13D.
  
  The Percent of Class is calculated based on 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- Frazier Life Sciences Public Overage Fund, L.P. (CIK 0001913804): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,088,365; sole dispositive power 0; shared dispositive power 1,088,365; aggregate amount beneficially owned 1,088,365 (1.6% of the class)
  Comment: The Aggregate Amount represents shares held by the Reporting Person and do not include any warrants held by the Reporting Person. See Item 5(a) to this Schedule 13D.
  
  The Percent of Class is calculated based on 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- FHMLSP Overage, L.P. (CIK 0001963247): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,088,365; sole dispositive power 0; shared dispositive power 1,088,365; aggregate amount beneficially owned 1,088,365 (1.6% of the class)
  Comment: The Aggregate Amount represents shares held by the Reporting Person and do not include any warrants held by the Reporting Person. See Item 5(a) to this Schedule 13D.
  
  The Percent of Class is calculated based on 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- FHMLSP Overage, L.L.C. (CIK 0001963248): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,088,365; sole dispositive power 0; shared dispositive power 1,088,365; aggregate amount beneficially owned 1,088,365 (1.6% of the class)
  Comment: The Aggregate Amount represents shares held by the Reporting Person and do not include any warrants held by the Reporting Person. See Item 5(a) to this Schedule 13D.
  
  The Percent of Class is calculated based on 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- Frazier Life Sciences X, L.P. (CIK 0001790879): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 59,403; sole dispositive power 0; shared dispositive power 59,403; aggregate amount beneficially owned 59,403 (0.1% of the class)
  Comment: The Percent of Class is calculated based on 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- FHMLS X, L.P. (CIK 0001790880): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 59,403; sole dispositive power 0; shared dispositive power 59,403; aggregate amount beneficially owned 59,403 (0.1% of the class)
  Comment: The Percent of Class is calculated based on 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- FHMLS X, L.L.C. (CIK 0001790811): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 59,403; sole dispositive power 0; shared dispositive power 59,403; aggregate amount beneficially owned 59,403 (0.1% of the class)
  Comment: The Percent of Class is calculated based on 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- Frazier Life Sciences XI, L.P. (CIK 0001911592): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 980,286; sole dispositive power 0; shared dispositive power 980,286; aggregate amount beneficially owned 980,286 (1.4% of the class)
  Comment: The Percent of Class is calculated based on 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- FHMLS XI, L.P. (CIK 0001911580): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 980,286; sole dispositive power 0; shared dispositive power 980,286; aggregate amount beneficially owned 980,286 (1.4% of the class)
  Comment: The Percent of Class is calculated based on 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- FHMLS XI, L.L.C. (CIK 0001911623): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 980,286; sole dispositive power 0; shared dispositive power 980,286; aggregate amount beneficially owned 980,286 (1.4% of the class)
  Comment: The Percent of Class is calculated based on 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- Frazier Life Sciences IX, L.P. (CIK 0001720320): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,827,415; sole dispositive power 0; shared dispositive power 5,827,415; aggregate amount beneficially owned 5,827,415 (8.2% of the class)
  Comment: The Percent of Class is calculated based on 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- FHMLS IX, L.P. (CIK 0001782789): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,827,415; sole dispositive power 0; shared dispositive power 5,827,415; aggregate amount beneficially owned 5,827,415 (8.2% of the class)
  Comment: The Percent of Class is calculated based on 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- FHMLS IX, L.L.C. (CIK 0001782791): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,827,416; sole dispositive power 0; shared dispositive power 5,827,416; aggregate amount beneficially owned 5,827,416 (8.2% of the class)
  Comment: The Percent of Class is calculated based on 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- Frazier Life Sciences XII, L.P. (CIK 0002052255): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 276,029; sole dispositive power 0; shared dispositive power 276,029; aggregate amount beneficially owned 276,029 (0.4% of the class)
  Comment: The Percent of Class is calculated based on 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- FHMLS XII, L.P. (CIK 0002052246): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 276,029; sole dispositive power 0; shared dispositive power 276,029; aggregate amount beneficially owned 276,029 (0.4% of the class)
  Comment: The Percent of Class is calculated based on 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- FHMLS XII, L.L.C. (CIK 0002052177): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 276,029; sole dispositive power 0; shared dispositive power 276,029; aggregate amount beneficially owned 276,029 (0.4% of the class)
  Comment: The Percent of Class is calculated based on 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- James N. Topper (CIK 0001341382): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 98,508; shared voting power 5,886,819; sole dispositive power 98,508; shared dispositive power 5,886,819; aggregate amount beneficially owned 5,985,327 (8.6% of the class)
  Comment: The Aggregate Amount represents (i) 32,096 shares of Common Stock held directly by the Reporting Person, (ii) 3,912 shares of Common Stock held by Topper Group III LLC, (iii) 62,500 shares of Common Stock that are issuable upon the exercise of options held directly by the Reporting Person, (iv) 5,827,415 shares of Common Stock held directly by Frazier Life Sciences IX, L.P., (v) 1 share of Common Stock held directly by FHMLS IX, L.L.C., and (vi) 48,203 shares of Common Stock held directly by Frazier Life Sciences X, L.P. The Aggregate Amount does not include any warrants held by the Reporting Person. See Item 5(a) to this Schedule 13D.
  
  The Percent of Class is calculated based on (i) 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025. and (ii) 62,500 shares of Common Stock that are issuable upon the exercise of options held directly by the Reporting Person.
- Patrick J. Heron (CIK 0001365617): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 14,937; shared voting power 5,886,819; sole dispositive power 14,937; shared dispositive power 5,886,819; aggregate amount beneficially owned 5,901,756 (8.4% of the class)
  Comment: The Aggregate Amount represents (i)14,937 shares of Common Stock held by The Heron Living Trust 11/30/2004, (ii) 5,827,415 shares of Common Stock held directly by Frazier Life Sciences IX, L.P., (iii) 1 share of Common Stock held directly by FHMLS IX, L.L.C., and (iv) 48,203 shares of Common Stock held directly by Frazier Life Sciences X, L.P. The Aggregate Amount does not include any warrants held by the Reporting Person. See Item 5(a) to this Schedule 13D.
  
  The Percent of Class is calculated based on 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- Albert Cha (CIK 0001397906): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- James Brush (CIK 0001865123): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Daniel Estes (CIK 0001702527): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: PHATHOM PHARMACEUTICALS, INC.
Address of issuer's principal executive offices: 100 CAMPUS DRIVE,, SUITE 102, FLORHAM PARK, New Jersey (NJ), 07932
Comment: This Amendment No. 10 ("Amendment No. 10") to Schedule 13D amends the statement on Schedule 13D filed on November 6, 2019 (the "Original Schedule 13D"), as amended on June 17, 2020, December 23, 2020, August 11, 2022, September 26, 2022, May 5, 2023, May 26, 2023, June 6, 2024, August 22, 2024 and May 13, 2025 (the "Prior Amendments", and together with the Original Schedule 13D and this Amendment No. 10, the "Schedule 13D"). Except as otherwise specified in Amendment No. 10, all items in the Original Schedule 13D, as amended by the Prior Amendments, are unchanged. All capitalized terms used in this Amendment No. 10 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D, as amended by the Prior Amendments.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.

FLSPF directly holds 4,234,991 shares of the Issuer's Common Stock (the "FLSPF Shares"). FHMLSP, L.P. is the general partner of FLSPF and the general partner of FHMLSP, L.P. is FHMLSP, L.L.C., which is managed by an investment committee of four that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLSPF, and this Schedule 13D corrects any previous attribution to, and overstatement of beneficial ownership by, such members as reflected in any prior Statements.

FLSPOF directly holds 1,088,365 shares of this Issuer's Common Stock (the "FLSPOF Shares"). FHMLSP Overage, L.P. is the general partner of FLSPOF and the general partner of FHMLSP Overage, L.P. is FHMLSP Overage, L.L.C., which is managed by an investment committee of four that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLSPOF, and this Schedule 13D corrects any previous attribution to, and overstatement of beneficial ownership by, such members as reflected in any prior Statements.

FLS IX directly holds 5,827,415 shares of the Issuer's Common Stock (the "FLS IX Shares"). FHMLS IX, L.P. is the general partner of FLS IX and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Heron and Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the FLS IX Shares.

FHMLS IX, L.L.C. directly holds 1 share of the Issuer's Common Stock (the "FHMLS IX, L.L.C. Share"). Heron and Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the FHMLS IX, L.L.C. Share.

FLS X directly holds 59,403 shares of the Issuer's Common Stock (the "FLS X Shares"). FHMLS X, L.P. is the general partner of FLS X and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Heron and Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the FLS X Shares.

FLS XI directly holds the FLS XI Shares. FHMLS XI, L.P. is the general partner of FLS XI and the general partner of FHMLS XI, L.P. is FHMLS XI, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XI, and this Schedule 13D corrects any previous attribution to, and overstatement of beneficial ownership by, such members as reflected in any prior Statements.

FLS XII directly holds FLS XI holds 980,286 shares of this Issuer's Common Stock (the "FLS XI Shares"). FHMLS XII, L.P. is the general partner of FLS XII and the general partner of FHMLS XII, L.P. is FHMLS XII, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XII, and this Schedule 13D corrects any previous attribution to, and overstatement of beneficial ownership by, such members as reflected in any prior Statements.

The above referenced beneficial ownership and amounts reflected on the cover pages hereto do not include certain warrants and prefunded warrants to acquire shares of Common Stock (the "Warrants"), the exercise of which is subject to certain beneficial ownership limitations. In this regard, (i) FLSPF holds Warrants to purchase 2,004,956 shares of Common Stock, (ii) FLSPOF holds Warrants to purchase 591,443 shares of Common Stock, and (iii) FLS XII holds Warrants to purchase 12,523 shares of Common Stock, each of which cannot be exercised, if, upon giving effect to such exercise, the aggregate number of shares of Common Stock beneficially owned by the holder of such Warrant (together with its affiliates or any other persons acting as a group together with such holder) would exceed 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise.

Except as specifically stated herein, the filing of this Schedule 13D shall not be construed as an admission that any Reporting Person or any of the foregoing is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D or a member of a "group" with any other person.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: EX-99.1 Joint Filing Agreement, dated as of May 13, 2025, incorporated by reference into this Schedule 13D.

## Signatures
- Frazier Life Sciences Public Fund, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P., GP of Frazier Life Sciences Public Fund, L.P. (08/20/2025)
- FHMLSP, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P. (08/20/2025)
- FHMLSP, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C. (08/20/2025)
- Frazier Life Sciences Public Overage Fund, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C., GP of FHMLSP Overage, L.P., GP of Frazier Life Sciences Public Overage Fund, L.P. (08/20/2025)
- FHMLSP Overage, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C., GP of FHMLSP Overage, L.P. (08/20/2025)
- FHMLSP Overage, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C. (08/20/2025)
- Frazier Life Sciences X, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P., GP of Frazier Life Sciences X, L.P. (08/20/2025)
- FHMLS X, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P. (08/20/2025)
- FHMLS X, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C. (08/20/2025)
- Frazier Life Sciences XI, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P., GP of Frazier Life Sciences XI, L.P. (08/20/2025)
- FHMLS XI, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P. (08/20/2025)
- FHMLS XI, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C. (08/20/2025)
- Frazier Life Sciences IX, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS IX, L.L.C., GP of FHMLS IX, L.P., GP of Frazier Life Sciences IX, L.P. (08/20/2025)
- FHMLS IX, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS IX, L.L.C., GP of FHMLS IX, L.P. (08/20/2025)
- FHMLS IX, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS IX, L.L.C. (08/14/2025)
- Frazier Life Sciences XII, L.P.: /s/ Gordon Empey, By Gordon Empey, General Counsel of FHMLS XII, L.L.C., GP of FHMLS XII, L.P., GP of Frazier Life Sciences XII, L.P. (08/20/2025)
- FHMLS XII, L.P.: /s/ Gordon Empey, By Gordon Empey, General Counsel of FHMLS XII, L.L.C., GP of FHMLS XII, L.P. (08/20/2025)
- FHMLS XII, L.L.C.: /s/ Gordon Empey, By Gordon Empey, General Counsel of FHMLS XII, L.L.C. (08/20/2025)
- James N. Topper: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for James N. Topper, pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017 (08/20/2025)
- Patrick J. Heron: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Patrick J. Heron, pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017 (08/20/2025)
- Albert Cha: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Albert Cha, pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021 (08/20/2025)
- James Brush: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for James Brush, pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021 (08/20/2025)
- Daniel Estes: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Daniel Estes, pursuant to a Power of Attorney, a copy of which was filed with the SEC on April 18, 2022 (08/20/2025)